

22004735

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-40325 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Blue Belle Investment Co., Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2001 Kirby Drive**

(No. and Street)

| **Houston** | **TX** | **77019** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Glenda Wilkinson** | **(713) 621-5777** | office@bluebelleinvestments.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Tuttle & Bond, PLLC**

(Name – if individual, state last, first, and middle name)

| **2954 Goehmann Lane** | **Fredericksburg** | **TX** | **78624** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **03/19/2019** | **6543** |
| --- | --- |
| (Date of Registration with PCAOB)(If applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Iris McWilliams _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Belle Investment Company, Inc. _____, as of 12/31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GLENDA L. WILKINSON
My Notary ID # 7666867
Expires September 10, 2024

_Glenda L. Wilkinson_
Notary Public

Signature: _____

Title: _____
President

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to ~~consolidated~~ financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Blue Belle Investment Co., Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2021

# Contents

Blue Belle Investment Co., Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2021


**TuttleBond**
Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To Director and Shareholder of Blue Belle Investment Co., Inc.

## Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

## Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern. See Note I of the Financial Statements.

## Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

Fredericksburg
March 30, 2022

We have served as the Blue Belle Investment Co., Inc.'s auditor since 2019.

Blue Belle Investment Co., Inc.

<u>Financial Statements</u>

For the year ended December 31, 2021

Blue Belle Investment Co., Inc.
Statement of Financial Condition
For the year ended December 31, 2021

| ASSETS | Dec 31 21 | |
|---|---|---|
| Cash | $ 1,820 | |
| Securities held for sale | 32,790 | |
| Accounts Receivable | 1,100 | |
| Prepaid Expenses | 600 | |
| Deposits | 391 | |
| | | |
| TOTAL ASSETS | | $36,701 |
| | | |
| LIABILITIES | | |
| Accounts Payable | $ 1,290 | |
| Payable to Related Party | 11,622 | |
| | | |
| TOTAL LIABILITIES | | $12,912 |
| | | |
| EQUITY | | |
| Common Shares | $ 10,000 | |
| Additional Paid-in-Capital | 84,533 | |
| Cumulative Other Comprehensive Income | 4,939 | |
| Net Worth | (58,828) | |
| Net Loss | (16,855) | |
| | | |
| Total Equity | | 23,789 |
| | | |
| TOTAL LIABILITIES AND EQUITY | | $36,701 |

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Comprehensive Income
For the year ended December 31, 2021

| Ordinary Income/Expense | Jan-Dec 21 | | |
|---|---|---|---|
| Income | | | |
| 12B-1 Fees | $12,728 | | |
| Interest Income | 0 | | |
| Total Income | | $12,728 | |
| | | | |
| Expense | | | |
| General & Administrative Expenses | | 29,583 | |
| | | | |
| Net Ordinary Loss | | | ($16,855) |
| | | | |
| Other Comprehensive Income | | | |
| Unrealized Gain on Securities | | | |
| Held for Sale | | | 4,939 |
| | | | |
| Comprehensive Loss | | | ($11,916) |

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2021

|  | Jan – Dec 21 |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | ($16855.20) |
| Adjustments to reconcile Net Income |  |
| To net cash provided by operations: |  |
| ACCOUNTS RECEIVABLE – MISC.:1105 – A/R – American Funds | ( 80.00) |
| PREPAID EXPENSES | ( 6.59) |
| ACCOUNTS PAYABLE | 401.17 |
| Net Cash Provided by Operating Activities | ($16,540.62) |
| FINANCING ACTIVITIES |  |
| ADDITIONAL PAID-IN-CAPITAL | 11,305.60 |
| Net Cash Provided by Financing Activities | 11,305.60 |
| Net Cash Increase for Period | (5,235.02) |
| Cash at beginning of period | 7,055.03 |
| Cash at End of Period | $1,820.01 |

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021
(Continued)

## NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

### Organization

Blue Belle Investment Co., Inc. (the Company) was incorporated in the State of Texas effective May 12, 1986. The Company has adopted a calendar year.

### Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exception because of limited business.

### Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

### Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

### Accounts Receivables – Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize

revenue when the Company satisfies a performance obligation. Revenue from contracts with customers includes commissions from retail, institutional, mutual funds and broker/dealer clients; and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The Company earns 12b-1 trailer fees from Mutual Fund clients and estimates and accrues amounts it expects to receive. Accrued 12b-1 trailer fees at December 31, 2021 equaled $1,100.00, and are included in contract receivables.

## Depreciation

Depreciation is calculated using the straight-line method.

## Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount of timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

## Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment among others.

## Concentrations

The company concentration is services, which is the sale of mutual funds.

## Income Taxes

Effective August 11, 1986, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

## Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 30, 2022, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Blue Belle Investment Co., Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

## NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

## NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual funds.

## NOTE D – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is calculated on the straight-line method. The following is a summary of property, equipment and leasehold improvements

|  | Estimated Useful Life |  |
|---|---|---|
| Automobile | 5 years | $ 0 |
| Furniture and equipment | 3-7 years | 3,963 |
|  |  | 3,963 |
| Less – accumulated depreciation |  | (3,963) |
| Total |  | $ 0 |

Depreciation expense was $0.00 for the year ending December 31, 2021

## NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company has filed a form SIPC-3 Certificate of Exclusion from Membership, which is attached and accompanied by the auditor's Agreed Upon Procedures report related thereto.

## NOTE F – COMMITMENTS AND CONTIGENCIES

Blue Belle Investment Company, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation, or that may be asserted against the firm at a future date.

## NOTE G – RENT

The amount was paid on lease agreement; the total expensed for the year was $6,162.13.

## NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which traded by dealers or brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted or identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the market. The Company did not have any Level 3 assets or liabilities.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money Market | $ 0 | $ 0 | $ 0 | $ 0 |
| Securities Owned | 32,790 | 0 | 0 | 32,790 |
| Coins Owned | 0 | 0 | 0 | 0 |
| Total | $32,790 | 0 | 0 | $32,790 |

Fair Values of assets measured on a recurring basis at December 31, 2021 are as follows:

| | Fair Value | Fair Value at Reporting Date Using Quoted Price in Active Markets For Identical Assets (Level 1) |
|---|---|---|
| December 31, 2021 | | |
| Marketable Securities | $32,790 | $32,790 |
| Total | $32,790 | $32,790 |

Fair Values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these and sold investments was dividends of $101.71

The carrying amounts reflected in the balance sheet for cash, money market funds and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

|  | Fair Value at Reporting Date Using | |
|---|---|---|
|  | Carrying Value | Fair Value |
| December 31, 2021 | | |
| Marketable Securities | $32,790 | $32,790 |
| Total | $32,790 | $32,790 |

## NOTE I – GOING CONCERN

The auditor is of the opinion that Blue Belle Investment Co., Inc. is experiencing a going concern doubt. Management is aware of this concern as the firm sustains a loss each month on its Profit and Loss Statement. This loss is due to the small amount of income the firm receives (bank interest, investment capital gains, investment dividends and 12B-1 fees) and the amount of its regular monthly expenses, plus the expenses of being a broker/dealer (FINRA fees, audit fees, etc.)

## NOTE J – RELATED PARTY TRANSACTIONS

As agreed in the Expense Sharing Agreement, the sole owner of the Company billed a total of $11,622.05 to the Company for rent and expenses during the year 2021.

During the audit year of 2021 the sum of $11,305.60 was paid off via an exchange of Accounts Payable debt for equity.

Blue Belle Investment Co., Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Blue Belle Investment Co., Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

Computation of Net Capital

| | |
|---|---:|
| Total Stockholder's Equity | $23,789 |
| Non-Allowable Assets | $992 |
| Haircuts on Securities Positions | |
|     Securities Haircuts | $4,918 |
|     Undue Concentration Charges | $0 |
| Net Allowable Capital | $17,879 |

Computation of Net Capital Requirement

| | |
|---|---:|
| Total Stockholder's Equity | $18,789 |
| Required Net Capital | $861 |
| Net Capital Requirement | $5,000 |
| Excess Net Capital | $13,789 |

Computation of Aggregate Indebtedness

| | |
|---|---:|
| Total Aggregate indebtedness | $13,912 |
| Percentage of Aggregate Indebtedness to Net Capital | 72.22% |

Computation of Reconciliation of Net Capital

| | |
|---|---:|
| Net Capital Computed and Reported on Focus IIA, December 31, 2021 | $17,879 |
|     Adjustments | $0 |
|     Increase(Decrease) in Equity | $0 |
|     (Increase)Decrease in Non-Allowable Assets | $0 |
|     (Increase)Decrease in Securities Haircuts | $0 |
|     (Increase)Decrease in Undue Concentration Charges | $0 |
|     Net Capital per Audit | $17,879 |
|     Reconciled Difference | $0 |

Blue Belle Investment Co., Inc.
<u>Supplementary Statements</u>
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

## Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $18,789 which was $13,789 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 72.22%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

## Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(1).

## Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

## Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Blue Belle Investment Co., Inc.

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021



**Tuttle & Bond, PLLC**
Certified Public Accountants

# Blue Belle Investment Co., Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

<u>Report of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC</u>

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Blue Belle Investment Co., Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1.  Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, noting no differences.

2.  Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to supporting schedules and working papers, *[Insert description of supporting schedules, working papers and/or source documentation prepared by the Company]* noting no differences.

3.  Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 and in the related schedules and working papers, including regulatory filings, detailed revenue information and testing performed related to on revenue, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Tuttle & Bond PLLC*

Fredericksburg, Texas
March 30, 2022

# Blue Belle Investment Co., Inc.
## Supplementary Customer Protection Exemption Letter
## Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
## As of the year ended December 31, 2021

## Blue Belle Investment Company, Inc.
2001 Kirby Drive, Suite 909
Houston, Texas 77019
(T) 713.621.5777 * (F) 713.626.9616
office@bluebelleinvestments.com
Since 1986

March 30, 2022

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

RE:     Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Blue Belle Investment Co., Inc.:

1. Claims exemption 15c3-3(k)(1) from 15c3-3;

2. We have met the identified exemption from January 1, 2021 through December 31, 2021, without exception, unless noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Iris McWilliams
President
Blue Belle Investment Co., Inc.



**TuttleBond**
Certified Public Accountants

**Report of Independent Registered Public Accounting Firm**
**Exemption Review Report Pursuant to 15c3-3**

## Exemption: 15c3-3(k)(1)

Iris McWilliams
Blue Belle Investment Co., Inc.
2001 Kirby Drive, Ste. 909
Houston, TX 77019

Dear Iris McWilliams:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Blue Belle Investment Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Blue Belle Investment Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Blue Belle Investment Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Belle Investment Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

Fredericksburg
March 30, 2022

# Blue Belle Investment Co., Inc.

## <u>Supplementary Agreed Upon Procedures Report SIPC Reconciliation</u>

## Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
## As of the year ended December 31, 2021

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

SIPC-3 2011

8- *8-40325 FINRA DEC 11/07/1988*

BLUE BELLE INVESTMENT CO INC
*2001 KIRBY DR STE 909*
*HOUSTON TX 77019*

Check appropriate boxes.
- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

X_____  *1-12-2021*

| Authorized Signature/Title | Date |
|---|---|

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

# Form SIPC-3

# FY 202<u>1</u>

## *Certification of Exclusion From Membership.*

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending **12/31/2021** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.**

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.